Exhibit 99.1

Press release

WiLAN Reports First Quarter 2012 Financial Results

OTTAWA, Canada – May 9, 2012 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced financial results for the first quarter of fiscal year 2012 ended March  31, 2012. All financial information in this press release is reported in U.S. dollars, unless otherwise indicated.

First Quarter 2012 Highlights

•	Revenues of $24.7 million, as compared to $26.3 million in the three month period ended March 31, 2011.
•	Adjusted earnings* of $15.4 million, or 13 cents per share, representing an increase of 46% as compared to adjusted earnings of $10.5 million, or 9 cents per share, in the three month period ended March 31, 2011.
•	GAAP earnings, including $31.1 million in expenses related to the 6% extendible convertible unsecured subordinated debentures (“Debentures”) financing, amounted to a loss of $14.4 million, or 12 cents per share on a basic level, as compared to GAAP earnings of $19.8 million, or 17 cents per share on a basic level, in the same period last year.
•	Excluding the expenses related to the Debentures, of which $25.2 million was a non-cash expense, net earnings would have been $11.1 million or 9 cents per share on a basic level.
•	Retired the Debentures for $233.2 million.
•	Initiated litigation against Research In Motion Limited and Research In Motion Corporation (collectively “RIM”) for patent infringement.
•	Gladios IP partner, 01 Communique, launched litigation against Bomgar Corporation for patent infringement.
•	Hired Michael Vladescu as Chief Operating Officer.
•	Returned $14.5 million to shareholders in dividend and share buyback payments.
•	Generated $6 million in cash from operations; held cash and cash equivalents and short-term investments of $196 million at March 31, 2012.

“Our business generated solid financial performance in the first quarter of 2012,” said Jim Skippen, President & CEO. “Revenue exceeded our guidance by over 14% as a result of the Company signing an additional license during the quarter. I am very pleased that our business continued to generate positive cash flow during the quarter with adjusted earnings of over $15 million, 46% higher than last year.”

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“We also took important steps to strengthen the Company’s ability to deliver growth in the future. Establishing our U.S. headquarters in Miami, Florida will increase WiLAN’s ability to attract and retain talented patent licensing professionals. In addition, the hiring of Michael Vladescu as Chief Operating Officer, who brings over 15 years of technology licensing experience, will significantly bolster our ability to develop, acquire and monetize valuable patented technologies. Finally, we stepped up our efforts to secure future revenue with the launching of two new litigations to date in the year,” added Skippen.

Eligible Dividend

The Board of Directors has declared an eligible dividend of CDN $0.03 per common share to be paid on July 6, 2012 to shareholders of record on June 15, 2012.

First Quarter 2012 Revenue Review

In the three month period ended March 31, 2012, WiLAN generated revenues of $24.7 million, as compared to $26.3 million in the three month period ended March 31, 2011. The increase over guidance is due to the signing of an additional license with a one-time payment. For the three month period ended March 31, 2012, the top 10 licensees accounted for 81% of revenues, whereas the top 10 accounted for more than 85% of revenues in the three month period ended March 31, 2011.

First Quarter 2012 Operating Expense Review

In the three month period ended March 31, 2012, cost of revenue expenses totaled $7.4 million as compared to $6 million in the three month period ended March 31, 2011. Cost of revenue includes all costs associated with our patent licensing activities including any third-party royalty payments required under royalty arrangements, staff costs, and other costs incurred in conducting license negotiations, as well as amortization expense related to acquired patents. In addition, any business development costs related to sourcing new patent portfolios or developing new strategic partnerships are considered cost of revenue expenses. The increase in expenses for the three months ended March 31, 2012 is primarily attributable to compensation costs as a result of increased staffing levels, higher third-party royalties and an increase in amortization expense as a result of patent acquisitions that the Company completed during fiscal 2011.

Marketing, general and administrative (“MG&A”) expenses represent the cost of litigation and corporate services including facilities, executive management, finance, corporate legal, human resources, office administration, marketing and communications, information technology and all costs associated with being a public company. For the three months ended March 31, 2012, MG&A expenses amounted to $7 million or 28% of revenues as compared to $14.1 million or 54% of revenue for the three months ended March 31, 2011. For the three months ended March 31, 2012, litigation expenses amounted to $3.9 million compared to $11.4 million for the same period last year. The decrease in litigation expenses is attributable to the various settlements we entered into during fiscal 2011.

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During the three months ended March 31, 2012, the Company realized an increased level of litigation activities over the three month period ended December 31, 2011 primarily as a result of the launch of patent infringement litigations in the U.S. District Court for the Eastern District of Virginia and the U.S. District Court for the Southern District of Florida for which both of these matters have accelerated schedules and are progressing towards the discovery phase, and extensive preparation for the claims construction hearing in our action against 11 major companies including Alcatel-Lucent USA Inc. and HTC Corporation before the U.S. District Court for the Eastern District of Texas with respect to four of WiLAN’s U.S. patents.

In the first quarter of 2012 ended March 31, 2012, the Company incurred $31.1 million in costs related to the Debenture financing including an accretion of debt discount, a non-cash expense, of $25.2 million, amortized financing costs, consisting of commissions and professional service fees, of $1.7 million and a foreign exchange loss on retirement of the Debentures of $4.2 million. In addition, the Company incurred cash interest expense, related to the Debentures, of $1.1 million. With the expenses in the first quarter of 2012 and the retirement of the Debenture, the Company’s attempt to acquire MOSAID Technologies Inc. (“MOSAID”) is complete.

For the three months ended March 31, 2012, the Company recorded a deferred income tax recovery of $5.5 million, which is primarily attributable to the recognition of the deferred tax liabilities associated with the Debenture financing.

At March 31, 2012, the Company’s net cash, comprised of cash and cash equivalents and short-term investments, totaled $196 million, representing a decrease of $237.7 million from the net cash position at December 31, 2011. The majority of the decrease is due to the retirement of the Company’s Debenture, on January 31, 2012, totaling $233.2 million. The Company’s cash equivalents and short-term investments include T-bills, term deposits and GICs.

During the first quarter ended March 31, 2012, the Company generated $6 million of cash from operations and returned $14.5 million to shareholders in share buyback and dividend payments.

First Quarter 2012 Earnings Review

In the first quarter ended March 31, 2012, WiLAN generated adjusted earnings of $15.4 million or 13 cents per share as compared to $10.5 million, or 9 cents per share, in the comparative period. The increase in adjusted earnings between the reporting periods is primarily attributable to the decrease in litigation expenses, partially offset by an increase in cost of revenue and R&D expenses, and a decrease in revenue.

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The Company generated a GAAP loss of $14.4 million, or 12 cents per share on a basic level, in the three month period ended March 31, 2012, as compared to GAAP earnings of $19.8 million, or 17 cents per share on a basic level, in the same period last year. The decrease is due, in part, to lower revenues and the Company incurring $31.1 million in expenses related to the Debenture financing. In addition, the Company recorded an income tax recovery of $4.3 million in the first quarter of 2012 compared to an income tax recovery of $12.6 million recorded in the same period last year.

Extendible Convertible Debenture

On September 8, 2011, the Company issued CDN $230 million in aggregate principal amount of its 6% extendible convertible Debentures due January 31, 2012. The Company issued these Debentures in connection with its offer to acquire MOSAID which expired on November 1, 2011. The Company repaid the Debentures, including accrued interest, on January 31, 2012.

Second Quarter 2012 Financial Guidance

For the second quarter 2012 ending June 30, 2012, the Company expects revenue to be at least $19.7 million. This revenue guidance does not include the potential impact of any new agreements that may be signed during the balance of the second quarter of 2012 or the potential impact of any royalties identified in audits conducted by the Company. Operating expenses for the second quarter are expected to be in the range of $11 million to $13.5 million of which $5 million to $7 million is expected to be litigation expense. For the second quarter of 2012, and assuming no additional agreements are signed, adjusted earnings are expected to be in the range of $6.6 million to $9.1 million.

The above statements are forward-looking and actual results may differ materially. The “Forward-looking Information” section at the end of this press release provides information on various risks and uncertainties that the Company faces. Additional information identifying risks and uncertainties relating to the Company’s business are discussed in greater detail in the “Risk Factors” section of WiLAN’s AIF for the 2011 fiscal year dated March 7, 2012 (copies of which may be obtained at www.sedar.com or www.sec.gov). Financial guidance is provided to assist investors and other interested parties in understanding WiLAN’s performance. The reader is cautioned that using this information for any other purpose may be inappropriate.

The Company’s revenues result primarily from the licensing of intellectual property which, by its very nature, is directly affected by the timing of the closure of license agreements, the nature and extent of specific licenses including actual rates, product sales by licensees which can be subject to seasonality as well as overall market demands and the timeliness of the receipt of licensee royalty reports. In addition, certain revenues may be of a one-time nature.

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The above guidance for the three month period ended June 30, 2012 reflects our current business indicators and expectations and is subject to fluctuations in foreign currency exchange rates. Due to their nature, certain income and expense items, such as significant settlements from companies involved in current enforcement actions, brokerage opportunities, new significant litigation or defense actions that could arise during the quarter, losses on asset impairments or realized foreign exchange losses cannot be accurately forecast. Accordingly, we exclude forecasts of such items from our guidance. Actual revenues reported may exceed the guidance provided due to the receipt of royalty reports, signing of new license agreements and completion of licensee audits, all after the guidance is provided.

WiLAN’s imperative is to negotiate the best possible license as measured over the long-term and accordingly, the timing of actual license signings may vary from that forecasted. Actual results may vary materially from the guidance provided as a consequence of the above noted factors.

Conference Call Information – May 9, 2012 – 10:00 AM ET

WiLAN will conduct a conference call to discuss its financial results today at 10:00 AM Eastern Time (ET). WiLAN CEO, Jim Skippen and CFO, Shaun McEwan will be on the call.

Calling Information

A live audio webcast will be available at

http://www.investorcalendar.com/IC/CEPage.asp?ID=168308

•	To access the call from Canada and U.S., dial 1.877.407.0782 (Toll Free)
•	To access the call from other locations, dial 1.201.689.8567 (International)

Replay Information

The call will be available at http://www.investorcalendar.com/IC/CEPage.asp?ID=168308 and accessible by telephone until 11:59 PM ET on August 9, 2012.

Replay Number (Toll Free): 1.877.660.6853

Replay Number (International): 201.612.7415

Replay passcodes (both required for playback)

•	Account #: 286
•	Conference ID #: 393127

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 255 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

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Note

(*) WiLAN follows GAAP in preparing its interim and annual financial statements. Adjusted Earnings are earnings from continuing operations before stock-based compensation expense, depreciation and amortization expense, interest expense, unrealized foreign exchange gains or losses, provision for income taxes and certain other non-cash, one-time, or non-recurring charges.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “to strengthen”, “will provide”, “to deliver”, “will increase”, “to attract”, “retain”, “will significantly”, “to develop”, “to secure”, “Company expects”, “are expected”, “may be”, “potential impact” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, (1) the risks described in WiLAN’s May 8, 2011 management’s discussion and analysis of financial condition and results of operations relating to its three months ended March 31, 2012 (the “MD&A”) starting at page [32] of the MD&A and (2) the risks described in WiLAN’s March 1, 2011 annual information form for the year ended December 31, 2011 (the “AIF”) starting at page [13] of the AIF.

Copies of each of the MD&A and AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For Media inquiries, please contact:

Kathryn Hughes

Director, Marketing & Communications

O: 613.688.4897

C: 613.898.6781

E: khughes@wilan.com

For Investor inquiries, please contact:

Shaun McEwan

Chief Financial Officer

O: 613.688.4898

C: 613.697.7159

E: smcewan@wilan.com

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

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Wi-LAN Inc.

Condensed Consolidated Statements of Operations

(Unaudited)

(in thousands of United States dollars, except share and per share amounts)

	Three months ended	Three months ended
	March 31, 2012	March 31, 2011

Revenue
Royalties	$24,693	$26,345
Brokerage	-	-
Total Revenue	$24,693	$26,345

Operating expenses
Cost of revenue	7,446	5,992
Research and development	2,771	1,463
Marketing, general and administration	7,017	14,124
Realized foreign exchange loss	6	340
Unrealized foreign exchange gain	(5,376)	(2,489)
Total operating expenses	11,864	19,430
Earnings from operations	12,829	6,915
Investment income	722	317
Interest expense	(1,126)	-
Debenture financing, net	(31,138)	-
Earnings (loss) before income taxes	(18,713)	7,232

Provision for (recovery of) income tax expense
Current	1,225	1,007
Deferred	(5,527)	(13,574)
	(4,302)	(12,567)
Net earnings (loss)	(14,411)	19,799

Other comprehensive income
Cumulative translation adjustment	-	(9,830)
Comprehensive income (loss)	$(14,411)	$9,969

Earnings (loss) per share
Basic	$(0.12)	$0.17
Diluted	$(0.12)	$0.17

Weighted average number of common shares
Basic	121,816,678	117,081,518
Diluted	121,816,678	119,875,722

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Wi-LAN Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

(in thousands of United States dollars)

As at	March 31, 2012	December 31, 2011
Current assets
Cash and cash equivalents	$194,433	$432,186
Short-term investments	1,594	1,524
Accounts receivable	2,789	2,153
Prepaid expenses and deposits	952	290
Deferred financing costs	-	1,716
Deferred tax asset	4,587	-
	204,355	437,869

Furniture and equipment, net	1,639	1,769
Patents and other intangibles, net	112,808	118,645
Deferred tax asset	17,175	18,086
Goodwill	12,623	12,623
	$348,600	$588,992

Current liabilities
Accounts payable and accrued liabilities	$23,902	$22,169
Due to related party	-	7,102
Current portion of patent finance obligation	2,488	2,458
Deferred tax liability	-	1,851
Debentures	-	203,855
	26,390	237,435

Patent finance obligation	4,563	5,189
Success fee obligation	13,977	15,212
	44,930	257,836

Shareholders' equity
Capital stock	430,691	436,606
Additional paid-in capital	10,580	14,061
Accumulated other comprehensive income	16,225	16,225
Deficit	(153,826)	(135,736)
	303,670	331,156
	$348,600	$588,992

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Wi-LAN Inc.

Condensed Consolidated Statements of Cash Flow

(Unaudited)

(in thousands of United States dollars)

	Three months ended	Three months ended
	March 31, 2012	March 31, 2011
Cash generated from (used in)
Operations
Net earnings (loss)	$(14,411)	$19,799
Non-cash items
Stock-based compensation	1,055	686
Depreciation and amortization	6,167	5,120
Foreign exchange (gain) loss	333	(2,679)
Deferred financing costs	1,746	-
Accretion of debt discount	25,175	-
Deferred income tax recovery	(5,527)	(13,574)
	14,538	9,352
Change in non-cash working capital balances
Accounts receivable	(636)	(758)
Prepaid expenses and deposits	(662)	(277)
Accounts payable and accrued liabilities	(140)	627
Due to related party	(7,102)	-
Cash generated from operations	5,998	8,944
Financing
Proceeds on sale of common shares, net	-	72,035
Dividends paid	(3,041)	(1,299)
Repayment of convertible debentures	(233,247)	-
Common shares repurchased under normal course issuer bid	(11,467)	-
Common shares issued for cash on the exercise of options	1,016	2,106
Cash (used in) generated from financing	(246,739)	72,842
Investing
Purchase of short-term investments	(70)	(516)
Purchase of furniture and equipment	(109)	(508)
Purchase of patents	(687)	(679)
Cash used in investing	(866)	(1,703)
Foreign exchange gain on cash held in foreign currency	3,854	2,679

Net cash and cash equivalents (used in) generated in the period	(237,753)	82,762
Cash and cash equivalents, beginning of period	432,186	82,636
Cash and cash equivalents, end of period	$194,433	$165,398

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Wi-LAN Inc.

Reconciliation of GAAP Net Earnings to Adjusted Earnings

(Unaudited)

(in thousands of United States dollars, except share and per share amounts)

	Three months ended March 31, 2012	Three months ended March 31, 2011

Net earnings (loss) under GAAP	$(14,411)	$19,799

Adjusted for:
Unrealized foreign exchange gain	(5,376)	(2,489)
Depreciation and amortization	6,167	5,120
Stock-based compensation	1,055	686
Interest expense	1,126	-
Debenture financing, net	31,138	-
Income tax recovery	(4,302)	(12,567)
Adjusted earnings	$15,397	$10,549

Adjusted earnings per basic share	$0.13	$0.09

Weighted average number of common shares
Basic	121,816,678	117,081,518
Diluted	121,816,678	119,875,722

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